UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 23, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CryoLife, Inc.

File No. 1-13165 - CF#27858

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CryoLife, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibit 10. 1 to a Form 10-Q filed on July 29, 2011, as modified by the same contract refiled with fewer redactions as Exhibit 10.1 to a Form 8-K filed on January 30, 2012.

Based on representations by CryoLife, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1 to Form 10-Q filed July 29, 2011 through January 31, 2013
Exhibit 10.1 to Form 8-K filed January 30, 2012 through January 31, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Morris
Special Counsel